SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
(THE “CORPORATION”)
RESTATED ARTICLES OF INCORPORATION
SCHEDULE I
The Corporation is authorized to issue:
(a)	that number of Class A Participating Shares equal at any particular time to:
(i)	11,359,932; plus

(ii)	that number of Class B Non-Voting Participating Shares in respect of which the holders thereof have validly exercised their right of conversion into Class A Participating Shares pursuant to the provisions set forth in paragraph I(4) of these Articles at or prior to such time; less

(iii)	that number of Class A Participating Shares in respect of which the holders have validly exercised their right of conversion into Class B Non-Voting Participating Shares pursuant to the provisions set forth in paragraph I(2) of these Articles at or prior to such time,
(b)	an unlimited number of Class B Non-Voting Participating Shares,

(c)	an unlimited number of Class 1 Preferred Shares, and

(d)	an unlimited number of Class 2 Preferred Shares,
all subject to the following rights, privileges, restrictions and conditions:
I.	CLASS A SHARES AND CLASS B NON-VOTING SHARES

1.	Dividends
(a)	Definitions and Interpretation. Where used herein, the following terms shall have the meanings set forth below.
(i)	“Class A Shares” means the Class A Participating Shares in the capital of the Corporation and “Class B Non-Voting Shares” means the Class B Non-Voting Participating Shares in the capital of the Corporation.

(ii)	“Stock Dividend” means a stock dividend declared by the directors of the Corporation after January 21, 2004.

(iii)	“Initial Issued Shares” means the aggregate number of Class A Shares and Class B Non-Voting Shares issued and outstanding on January 21, 2004 adjusted to reflect any subsequent subdivision or consolidation of such shares.

(iv)	“Base Amount” means one-half of one cent (1/2¢) adjusted in accordance with the following formula from time to time to reflect Stock Dividends declared and paid subsequent to January 21, 2004:
(Initial Issued Shares / Initial Issued Shares Plus Aggregate Number of Class A and Class B Non-Voting Shares Issued as Stock Dividends Adjusted to Reflect Subsequent Share Subdivisions or Consolidations) x 1/2¢ = Base Amount
provided that if the announced current policy of the directors of the Corporation is to declare and pay or set aside for payment regular dividends more frequently than annually, then each reference in this definition to one-half of one cent (1/2¢) shall be read as a reference to one-half of one cent (1/2¢) divided by the frequency per fiscal year in respect of which the directors of the Corporation have an announced current policy to declare and pay, or set aside for payment of, dividends.

(v)	“Dividend Period” means the period not exceeding one year in respect of which the directors of the Corporation have an announced current policy to declare and pay or set aside for payment of regular dividends. In the absence of any announced current policy with respect to dividends, the Dividend Period shall be the fiscal year of the Corporation.
(b)	Entitlement to Dividends.
(i)	Holders of the Class B Non-Voting Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares, the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class B Non-Voting Shares, be entitled to receive, in each Dividend Period of the Corporation and as and when declared by the directors out of money properly available for the payment of dividends, such dividends as the directors of the Corporation may in their discretion determine.

(ii)	Holders of the Class A Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares and the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class A Shares, be entitled to receive, in each Dividend Period of the Corporation, dividends per share equal to the dividends, if any, declared on the Class B Non-Voting Shares in such Dividend Period less the Base Amount. In furtherance thereof, no dividend on the Class A Shares shall be declared, paid or set aside for payment in any Dividend Period until an amount at least equal to the Base Amount per share shall have been declared on the Class B Non-Voting Shares in such Dividend Period.

(iii)	For greater certainty, whenever in any Dividend Period an amount at least equal to the Base Amount shall have been declared on the Class B Non-Voting Shares, any amount of dividends in excess of the Base Amount declared in such Dividend Period shall be declared in equal or equivalent amounts per share on all Class A Shares and all Class B Non-Voting Shares at the time outstanding, without preference or distinction.

(iv)	If in any Dividend Period the directors of the Corporation in their discretion shall not declare dividends on the Class B Non-Voting Shares or shall declare dividends thereon in an amount less than the Base Amount, neither the holders of the Class B Non-Voting Shares nor the holders of the Class A Shares shall have any right to any greater dividend than the dividend, if any, actually declared for such Dividend Period, and any claim therefor shall be forever extinguished.
(c)	Stock Dividends. Notwithstanding anything in clause (b) above, the Board of Directors of the Corporation may at any time, and from time to time, declare and pay a Stock Dividend:
(i)	payable in Class B Non-Voting Shares on the Class A Shares; provided that at the same time, a Stock Dividend payable in Class B Non- Voting Shares is declared and paid in the same number per share on the Class B Non- Voting Shares; or

(ii)	payable in Class B Non-Voting Shares on the Class B Non-Voting Shares; provided that at the same time, a Stock Dividend payable in Class B Non-Voting Shares is declared and paid in the same number per share on the Class A Shares.

2.	Conversion of Class A Shares.
(a)	Any holder of Class A Shares shall be entitled at his or her option at any time (subject as hereinafter provided) to have all or any of the Class A Shares held by him or her converted into Class B Non-Voting Shares as the same shall be constituted at the time of conversion upon the basis of one Class B Non-Voting Share for each one Class A Share in respect of which the conversion right is exercised.

(b)	The conversion right herein provided for may be exercised by notice in writing given to the transfer agent for the Class B Non-Voting Shares accompanied by the certificate or certificates representing Class A Shares in respect of which the holder thereof desires to exercise such right of conversion. Such conversion notice shall be signed by the person registered on the books of the Corporation as the holder of the Class A Shares in respect of which such right is being exercised or by his or her duly authorized attorney and shall specify the number of Class A Shares which the holder desires to have converted.

(c)	Upon receipt of a conversion notice, the Corporation shall issue certificates representing Class B Non-Voting Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class A Shares represented by the certificate or certificates accompanying such notice. If fewer than all the Class A Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class A Shares representing the shares comprised in the original certificate which are not to be converted.
3.	Subdivision, Consolidation etc. Neither the Class A Shares nor the Class B Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

4.	Coattail Provisions.
(a)	For the purposes of clauses (a) to (i) of this paragraph (4):
(i)	“affiliate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;

(ii)	“associate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;

(iii)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(iv)	“Converted Shares” means Class A Voting Shares resulting from the conversion of Class B Non-Voting Shares into Class A Shares pursuant to clause (b);

(v)	“Exclusionary Offer” means an offer to purchase Class A Shares that:
A.	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

B.	is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non- Voting Shares;

(vi)	“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

(vii)	“Offer Date” means the date on which an Exclusionary Offer is made;

(viii)	“Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(ix)	“transfer agent” means the transfer agent for the time being of the Class A Shares.

(b)	Subject to clause (e), if an Exclusionary Offer is made, each outstanding Class B Non-Voting Share shall be convertible into one Class A Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B Non-Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class B Non-Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class A Shares as above prescribed and in accordance with clause (d). If less than all of the Class B Non-Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class B Non-Voting Shares represented by the original share certificate which are not to be converted.

(c)	An election by a holder of Class B Non-Voting Shares to exercise the conversion right provided for in clause (b) shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class B Non-Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class B Non-Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class B Non-Voting Shares pursuant to such deemed election shall become effective,
(i)	in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(ii)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.
(d)	No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the offer. If Converted Shares are converted into Class B Non-Voting Shares pursuant to clause (c), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class B Non-Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this clause (d).

(e)	Subject to clause (f), the conversion right provided for in clause (b) shall not come into effect if:
(i)	prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:
A.	tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

B.	make any Exclusionary Offer;

C.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

D.	transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or
(ii)	as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more Shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:
A.	the number of Class A Shares owned by the shareholder;

B.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

C.	that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

D.	that such shareholder shall not transfer any Class A Shares directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or
(iii)	as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.
(f)	If a notice referred to in sub-clause (e)(i)A, (e)(i)D, (e)(ii)C or (e)(ii)D is given and the conversion right provided for in clause (c) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (e)(i) or (e)(ii). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clause (e) shall cease to apply and the conversion right provided for in clause (b) shall be in effect for the remainder of the Conversion Period.

(g)	As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class B Non-Voting Shares a notice advising the holders as to whether they are entitled to convert their Class B Non-Voting Shares into Class A Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of clause (f) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(h)	If a notice referred to in clause (g) discloses that the conversion right has come into effect, the notice shall:
(i)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii)	include the information set out in clause (c) hereof; and

(iii)	be accompanied by a copy of the offer and all other material sent to holders of Class A Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class A Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Class B Non-Voting Shares.
(i)	Prior to or forthwith after sending any notice referred to in clause (g), the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.
5.	Liquidation, Dissolution or Winding Up. In the event of liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Shares and Class B Non-Voting Shares shall be paid or distributed equally, share for share, between the holders of the Class A Shares and the Class B Non-Voting Shares respectively, without preference or distinction.

6.	Offer by the Corporation to Purchase Class A Shares. The Corporation may not make an offer to purchase Class A Shares unless at the same time it makes an offer to purchase at the same price and on the same terms as to payment, that number of Class B Non-Voting Shares that is the same proportion of all the Class B Non-Voting Shares then outstanding as the proportion that the Class A Shares with respect to which the Corporation intends to make an offer to purchase is of all the Class A Shares then outstanding.

7.	Voting Rights. The holders of the Class A Shares shall be entitled to receive notice of, to attend, and to one vote in respect of each Class A Share held at, all meetings of the shareholders of the Corporation. The holders of the Class B Non-Voting Shares shall be entitled to receive 21 days’ written notice of, and to attend, in person or by proxy, all meetings of the shareholders of the Corporation and to speak thereat to the same extent as can the holders of Class A Shares, but, subject to the Business Corporations Act (Alberta), shall not be entitled to vote upon any matter whatsoever, at any such meeting, except upon a resolution to authorize the liquidation, dissolution or winding up of the Corporation or the distribution of assets among its shareholders for the purpose of winding up its affairs.

8.	Same Rights. Save as aforesaid, each Class A Share and each Class B Non-Voting Share shall have the same rights and attributes and be the same in all respects.

II.	CLASS 1 PREFERRED SHARES

1.	Issuance in Series.The Class 1 Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, the directors of the Corporation may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends; the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof; conversion rights (if any); and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

2.	Voting Rights. The holders of Class 1 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of the Corporation, other than a meeting of holders of Class 1 Preferred Shares of such series or a meeting of holder of the class of Class 1 Preferred Shares, as provided by applicable law.

3.	Priority.
(a)	The shares of each successive series of Class 1 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends of not less than one-hundredth (1/100) of a cent per share.

(b)	If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(c)	No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 1 Preferred Shares shall confer upon the shares of that or any other series of the Class 1 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares of any other series of the Class 1 Preferred Shares.

(d)	The Class 2 Preferred Shares, the Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Subject to clauses (3)(a), (b), and (c), Class 1 Preferred Shares of any series may be given such preferences over, or rights to participate with, any shares of the Corporation ranking junior to the Class 1 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.
4.	Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 1 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series;
(a)	may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series; and

(b)	may be converted into any other series of Class 1 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and upon such terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series.
5.	Pre-Emptive Rights. No holder of Class 1 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to a particular series of Class 1 Preferred Shares authorized to be issued, the holders of such series of Class 1 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

III.	CLASS 2 PREFERRED SHARES

1.	Issuance in Series. The Class 2 Preferred Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designations, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof; conversion rights, if any and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

2.	Voting Rights. The holders of the Class 2 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of the class of Class 2 Preferred Shares, as provided by applicable law.

3.	Priority.
(a)	The shares of each successive series of Class 2 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends in right of payment.

(b)	If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(c)	No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 2 Preferred Shares shall confer upon the shares of that or any other series of Class 2 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares or any other series of Class 2 Preferred Shares.

(d)	The Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares and each series thereof; and the Class 2 Preferred Shares and each series thereof shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Class 2 Preferred Shares of any series may be given such preferences over, or rights to participate with any shares of the Corporation ranking junior to the Class 2 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.
4.	Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 2 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series
(a)	may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares; and

(b)	may be converted into any other series of Class 2 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares.
5.	Pre-emptive Rights. No holder of Class 2 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions, attached to a particular series of Class 2 Preferred Shares authorized to be issued, the holders of such series of Class 2 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

IV.	CONSTRAINED SHARE PROVISIONS

1.	Definitions and Interpretation.
(a)	For the purposes of this Section IV, the following terms shall have the meanings set forth below:
(i)	“Act” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended as now enacted or as the same may from time to time be amended, varied, replaced, restated, re- enacted or supplemented.

(ii)	“Constrained Class” means
A.	persons who are not Canadians within the meaning of any of the Communications Statutes, or

B.	persons where the issue or transfer of Voting Shares to any such persons will affect the ability of the Corporation or any of its affiliates or associates to qualify under any of the Communications Statutes in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation or any of its affiliates or associates is engaged in or proposes to engage in.
(iii)	“Communications Statutes” means
A.	the Telecommunications Act,

B.	the Radiocommunication Act,

C.	the Broadcasting Act, and

D.	any other law of Canada or a province of Canada which is currently or hereafter prescribed pursuant to Section 174 of the Act, and which will affect the ability of the Corporation or any of its affiliates or associates to qualify in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation is engaged in or proposes to engage in, as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented together with any regulations, Orders in Council, or licences promulgated, made or issued under such laws.

(iv)	“Maximum Aggregate Holdings” means Voting Shares which represent an aggregate of 33 1/3% of the total number of issued and outstanding Voting Shares (or such greater percentage of the total number of Voting Shares that may be permitted to be held by or on behalf of persons in the Constrained Class under any of the Communications Statutes without resulting in a contravention thereof in respect of the ownership or control of the Corporation or any of its affiliates or associates), which is the total number of Voting Shares that may be held from time to time by or on behalf of persons in the Constrained Class;

(v)	“Regulations” means the regulations under the Act as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented;

(vi)	“Shares” means shares of any class in the capital of the Corporation, including the Voting Shares; and

(vii)	“Voting Shares” means the Class A participating shares of the Corporation and any other shares of the Corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing, and includes a security that is convertible into such a share and a currently exercisable option to or right to acquire such a share or such a convertible security.
(b)	All terms used in this Section IV which are defined in the Act or the Regulations shall have the meanings ascribed thereto in the Act or the Regulations, except as otherwise expressly provided for herein.

(c)	Any reference in this Section IV to any section of the Act or the Regulations shall include a reference to that section as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemental.

(d)	The powers of the directors of the Corporation to refuse to issue or register the transfer of a Share, or to sell a Share pursuant to this Section IV are without prejudice to any other powers of the directors of the Corporation with respect to such matters in the articles of the Corporation, under any of the Communications Statutes or otherwise.

2.	Restriction on the Issue, Transfer and Ownership of Voting Shares.
(a)	The directors of the Corporation shall not issue a Voting Share and shall refuse to register a transfer of a Voting Share to a person who is a member of the Constrained Class if:
(i)	the total number of Shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares would cause the number of Shares held by persons in the Constrained Class to exceed the Maximum Aggregate Holdings; or

(ii)	the total number of Shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares is to a person in the Constrained Class.
(b)	If, for whatever reason, the Maximum Aggregate Holdings by members of the Constrained Class is exceeded, the Corporation may, to the extent permitted by the Act or the Regulations, or by any of the Communications Statutes, for the purpose of ensuring that the Maximum Aggregate Holdings of members of the Constrained Class is not exceeded, sell, as if it were the owner thereof, any Voting Shares that are owned by members of the Constrained Class, subject to the provisions of the Act and the Regulations and of the Communications Statutes.

(c)	The directors of the Corporation may refuse to issue a Voting Share or register a transfer of a Voting Share, if the issue or transfer, as the case may be, is to be person who may be a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Voting Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.

(d)	For the purposes of this Section IV, where a Voting Share is held, beneficially owned or controlled jointly by one or more of the joint holders, beneficial owners or persons controlling the Voting Share who is a member of the Constrained Class, the Voting Share is deemed to be held, beneficially owned or controlled, as the case may be, by such member of the Constrained Class.
3.	Restriction on the Issue and Transfer of Shares. The directors of the Corporation may refuse to issue a Share or register a transfer of a Share, if
(a)	the issue or transfer requires the prior approval of a regulatory authority under any of the Communications Statutes unless and until such approval has been received, or

(b)	the issue or transfer is to a person who, in respect of the issue or registration of the transfer of such Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.
4.	No Claims.
(a)	No shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or intended pursuance of the provisions of these Articles or any breach or alleged breach by the Corporation of any of the provisions of these Articles, and, for greater certainty, no such person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach or alleged breach of such provisions.

(b)	In the administration of the provisions of this Section IV, the directors of the Corporation shall enjoy, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the Act and the Regulations, as well as all powers contemplated by the Communications Statutes relating to the ownership of shares by persons that are not Canadians.
5.	General.
(a)	Subject to the Act and the Regulations, the directors of the Corporation may establish, amend or repeal any procedures required to administer the constrained share provisions set out in this Section IV and to require any affidavit, declaration or other statement required under any of the Communications Statutes.

(b)	In the event of any conflict between the provisions of this Section IV and of the provisions in the Act or the Regulations relating to constrained share corporations, or of the provisions of any of the Communications Statutes, the provisions in the Act and Regulations, or the Communications Statutes, as the case may be, shall prevail, and the provisions of this Section IV shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

(c)	The invalidity or unenforceability of any provision, in whole or in part, of this Section IV for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

SHAW COMMUNICATIONS INC.
(THE “CORPORATION”)
RESTATED ARTICLES OF INCORPORATION
SCHEDULE II
Other provisions, if any:
The Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.
Meetings of the shareholders may be held in any Province or Territory in Canada or in any State or Territory in the United States of America as the directors in their discretion may from time to time determine.
The directors may, between annual general meetings, appoint one or more additional directors until the next annual general meeting, but the number of additional directors so appointed shall not at any time exceed one-third (1/3) of the number of directors elected at the last annual general meeting.